SECU 19006492

SEC Mail Processing Section MAR 01 2019 Washington DC 410

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-28820

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lakeshore Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. La Salle Street Suite 1000
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gannon (312)663-1307
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165. (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Gannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lakeshore Securities, LP, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OFFICIAL SEAL
SAMANTHA J LERETTE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/30/20

State of ILLINOIS
County of MCHENRY
Subscribed and sworn to (or affirmed) before me on this 15 day of February 2019 by MARK E. GANNON proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

Lakeshore Securities L.P.

Financial Report
Year Ended December 31, 2018

PUBLIC

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Lakeshore Securities, L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lakeshore Securities, L.P. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 27, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Lakeshore Securities L.P.

Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 3,149,188
Cash on deposit with clearing organization	914,636
Securities owned, at fair value	135,407
Receivable from broker-dealers and others	4,950,071
Other assets	8,495
Total assets	$ 9,157,797
Liabilities and Partners' Capital	
Liabilities	
Compensation payable	$ 1,282,000
Accounts payable and accrued expenses	1,115,868
Deferred brokerage commissions revenue	43,562
Total liabilities	2,441,430
Partners' capital	6,716,367
Total liabilities and partners' capital	$ 9,157,797

See Notes to Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lakeshore Securities L.P. (The Partnership) is a registered broker-dealer and a trading permit holder (TPH) at Cboe Global Markets, Inc. and a member of the Options Clearing Corporation (OCC). The Partnership is also registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC), and is a member of the National Futures Association (NFA) and a TPH at the Cboe Futures Exchange. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

Although the Partnership is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, customers other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

The following is a summary of the Partnership's significant accounting policies:

Accounting policies: The Partnership follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition and receivable from broker-dealers and others: Brokerage commissions, order flow income, and clearing fee income are recorded on a trade date basis as securities transactions occur. Receivable from broker-dealers and others includes amounts due from these services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. Allowances for uncollectible receivables are based primarily on historical collection experience. As of December 31, 2018, no allowance has been recorded.

Securities transactions: Securities transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. The resulting realized gains and losses and change in unrealized gains and losses are reflected in principal transactions in the statement of income.

Dividends are recorded on an ex-dividend date.

Income taxes: The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through December 31, 2018. The Partnership is generally not subject to U.S. Federal and state tax examinations for tax years before 2015.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

A description of the valuation techniques applied to the Partnership's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Common stock: Fair value of securities traded on a national securities exchange are based upon the last reported sales price on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Note 2. Fair Value of Financial Instruments (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Fair Value Measurements			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:				
Stock in exchange	$ 135,397	$ -	$ -	$ 135,397
Other	10	-	-	10
Total	$ 135,407	$ -	$ -	$ 135,407

The Partnership assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Partnership's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Note 3. Deposit with Options Clearing Corporation (OCC)

The Partnership has cash on deposit with the OCC in the amount of $914,636 at December 31, 2018. The required deposit is $500,000, and the balance is an allowed excess. The Partnership receives interest on the deposit.

Note 4. Receivable from Broker-Dealers and Others

Receivable from broker-dealers and others at December 31, 2018 consists of the following:

Brokerage commissions receivable	$ 4,311,874
Cash on deposit at clearing broker	638,197
	$ 4,950,071

Cash and equity securities held by the clearing broker collateralize amounts due to the clearing broker, if any, and may serve to satisfy margin and regulatory requirements.

Note 5. Commitments, Contingencies and Indemnifications

The Partnership entered into a lease for office space expiring January 31, 2019. The minimum rental commitments under this agreement are as follows:

2019	5,413
	$ 5,413

Rental expense for the year ended December 31, 2018 was $66,485.

Note 5. Commitments, Contingencies and Indemnifications (Continued)

The partnership agreement provides, among other things, that the Partnership may, under certain circumstances and subject to minimum capital requirements, elect to purchase a partner's interest at a price, as defined.

In the normal course of business, the Partnership may be subject to various claims, litigation, regulatory and arbitration matters. At December 31, 2018, the Partnership had made an offer of $440,000 in settlement of a lawsuit. The settlement was rejected, and no other offer had been made as of the date of the auditor's report, so the estimate of $440,000 was recognized as an accrued liability. In addition, $80,000 was accrued as an estimate for a regulatory penalty. The Partnership also indemnifies and guarantees certain service that provides against specified potential losses in connection with their acting as an agent of, or providing services to the Partnership. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Partners' Capital

During 2018 limited partners sold 6% of their partnership interests to general partners. The equity of the partnership was unaffected by the transaction.

Note 7. Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership. During the year ended December 31, 2018, the Partnership made no contribution to the plan.

Note 8. Customer Concentration and Concentration of Credit Risk

For the year ended December 31, 2018, the Partnership had one major customer that represented 13 percent of total brokerage commission revenue. A customer is considered major when the customer represents more than 10 percent of total receivables from broker-dealers and others as of December 31, 2018, or more than 10 percent of total brokerage commission revenue for the year ended December 31, 2018.

The receivable from broker-dealers and others represents a concentration of credit risk resulting from the Partnership's brokerage activity. The cash in bank deposit accounts, at times may exceed federally insured limits. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the counterparties with which it conducts business and does not anticipate nonperformance by these counterparties.

Note 9. Net Capital Requirements

The Partnership is subject to the minimum net capital requirements of the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC Net Capital Requirements (Regulation 1.17) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule. Under the SEC Rule 15c3-1, the Partnership is required to maintain "net capital" equal to the greater of 2 percent of combined "aggregate debits" or $250,000, as these terms are defined. Under the Regulation 1.17, the Partnership is required to maintain "adjusted net capital" of $45,000, as this term is defined.

Net capital and net capital requirements change from day to day, but as of December 31, 2018, under the most restrictive of these requirements, the Partnership had net capital and net capital requirements of $4,623,926 and $250,000 respectively. The net capital rule may effectively restrict partner withdrawals.

As a clearing member of the Options Clearing Corporation, the Partnership is required to maintain net capital of $2,000,000 (Rule 302(a)).

Note 10. Subsequent Events

The Partnership has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. Subsequent to year end, but prior to the issuance of these financial statements, the Company removed one of its partners. The remaining partners contributed equity to maintain the Company's net capital. The office lease was also extended to 2022 subsequent to year end.

Note 11. Recently Issued Accounting Pronouncements

The Partnership has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2018. Based upon this review, the Partnership has implemented the pronouncements that require adoption. The Partnership has also concluded that the remaining pronouncements have either limited or no application to the Partnership and in all cases implementation would not have a material impact on the financial comments taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that at lease inception a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.